

June 19, 2012

Via E-mail
Amir Gal-Or
Co-Chief Executive Officer, Co-President and Co-Chairman
Infinity Cross Border Acquisition Corporation
c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel 67023

> Re: **Infinity Cross Border Acquisition Corporation**
> **Amendment No. 8 to Form S-1 on Form F-1**
> **Filed June 8, 2012**
> **File No. 333-173575**

Dear Mr. Gal-Or:

We have reviewed your responses to the comments in our letter dated June 6, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. You state in your most recent amendment that you intend for the program by the sponsors to repurchase the public warrants to comply with the technical requirements of Rule 10b-18 including the timing, pricing, and volume of purchases. Please explain, in detail, how you would see that intention through for each of the requirements of Rule 10b-18, including, for example, how you intend to calculate the volume and price restrictions.

2. Please explain how the program to purchase up to 40% of the public warrants by the sponsors at $0.40 per public warrant complies with the conditions for no-action relief from Rules 101 and 102 of Regulation M extended to Key Hospitality Acquisition Corporation in relation to their Warrant Purchase Agreement in 2005.

Risk Factors, page 25

Purchases of our warrants by our sponsors, page 40

3. You disclose in this risk factor that these warrant purchases could result in liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Please revise this risk factor to explain the implications of this potential liability to the company and its shareholders. Please also address more specifically the risks related to the warrants having an artificially high price in the post-offering marketplace.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Stuart Neuhauser, Esq.